Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

July 16, 2021

Katherine Hsu, Esq.
Office Chief
Division of Corporate Finance
Office of Structured Finance

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	Wells Fargo Commercial Mortgage Securities, Inc.
Registration Statement on Form SF-3

Dear Ms. Hsu:

Today, Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) electronically via EDGAR the above-referenced registration statement (the “Registration Statement”).

The purpose of the Registration Statement is to file a new registration statement on Form SF-3 to replace the Registrant’s current registration statement on Form S-3 (Commission File No. 333-226486), declared effective on September 10, 2018 (the “Prior Registration Statement”) prior to the required compliance date.

If you require any additional information, please feel free to call me at (704) 348-5309.

Sincerely yours,

/s/ David Burkholder

David S. Burkholder

cc:	Anthony Sfarra (w/o enclosures)
Troy Stoddard, Esq. (w/o enclosures)
Joseph C.T. Kelly (w/o enclosures)

David S. Burkholder Tel 704 348 5309 Fax 704 348 5200 david.burkholder@cwt.com